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Via EDGAR

May 21, 2025

Ta Tanisha Meadows and Adam Phippen U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Golden Heaven Group Holdings Ltd.
Amendment No. 1 to Form 20-F
Response dated April 4, 2025
File No. 1-41675

Dear Ms. Meadows and Mr. Phippen:

On behalf of our client, Golden Heaven Group Holdings Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 8, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Form 20-F for the Fiscal Year Ended September 30, 2024 (the “Amendment No. 1”) and response dated April 4, 2025 to the Staff’s comment letter dated March 21, 2025 (the “Response”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Form 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form 20-F Filed April 7, 2025

Consolidated Balance Sheets, page F-3

1.	Activities necessary to acquire property, plant and equipment and bring it to the condition and location necessary for its intended use are defined and discussed in ASC 360-10-20 and 30-1. In this definition, the guidance states, “[t]he term activities is to be construed broadly. It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for its intended use….” Please tell us your consideration of classifying “Prepayments for projects” disclosed in Notes 3 and 4 in the “Property and equipment, net” line item of your Consolidated Balance Sheets and describing it as construction in progress in the related Note 5. In doing so, explain in detail the nature of the projects and your consideration of the guidance cited in this comment. Lastly, tell us why you classify a significant portion of prepayments of projects as current when they appear to be non-current in nature. Refer to ASC 210-10-20.

Response: The Company respectfully advises the Staff that as of September 30, 2024, the Company reported total prepayments of RMB269.3 million related to five amusement park projects. These prepayments were not included within “Property and equipment, net” on the consolidated balance sheet, as they do not meet the definition of construction in progress under ASC 360-10-20 and ASC 360-10-30-1. Although the related contracts are titled as “Construction Contracts,” their substance is primarily related to the procurement of amusement equipment and ancillary site work. Ancillary site work is limited to preparatory activities such as grading and temporary safety setup. These activities do not constitute the acquisition or construction of a long-lived asset under U.S. GAAP.

Principal Robert CALDWELL Roy CHOI Michael FUNG Lewis HO Jeffrey KUNG Lynia LAU Wallace LAU Alfred LEE JC LEE Terence WONG

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Furthermore, all of the contracts include provisions that allow the Company to cancel or terminate the contract without penalty and receive a full refund of any undelivered or unexpended amounts. As of the reporting date, the Company retained full discretion to cancel these projects. This refundability is not merely theoretical—RMB106.7 million was refunded in full after the reporting date. For the remaining projects, the underlying agreements continue to permit cancellation and refund. Accordingly, the Company concluded that it had not yet incurred a capitalizable cost or committed to the acquisition of a long-lived asset. Based on this assessment, the payments were classified as prepayments rather than construction in progress.

In terms of current versus non-current classification, ASC 210-10-20 permits current classification for assets expected to be realized within one year. The Company expects to either receive delivery of equipment, apply the payment to completed set up of amusement equipment, or obtain a refund within twelve months of the balance sheet date. Therefore, the current classification is appropriate.

Consolidated Statements of Cash Flows, page F-6

2.	We note your response to prior comment 2. You state that the agreements are considered “open contracts” and that the contracts can be “changed or even canceled.” Please elaborate for us what an open contract is. Tell us how you considered the fact that you use open contracts that can be changed or canceled in determining your classification as operating referencing the guidance in ASC 230-10-45 that supports your classification. Finally, taking into consideration this response and your response to the comment above, tell us why you do not consider these payments investing cash outflows to purchase property, plant and equipment and other productive assets pursuant to ASC 230-10-45-13c.

Response: The Company respectfully advises the Staff that, as disclosed in our Response, the Company made total prepayments of RMB269.3 million for amusement equipment and ancillary work for five amusement park projects as of September 30, 2024. All of these payments were made under cancellable contracts with provisions for full refunds in the event of non-performance or termination. These agreements did not involve the transfer of ownership or control of any property, plant, or equipment as of the reporting date. Accordingly, the Company concluded that these payments did not yet represent investing outflows for the acquisition of long-lived productive assets under ASC 230-10-45-13c.

We note that ASC 230-10-45 requires cash flow classification based on the substance of the transaction. Although some site work had commenced on certain projects, the Company retained the contractual right to terminate these projects without incurring a loss or taking ownership of any physical asset. Importantly, two of the projects were in fact cancelled after the reporting date, and RMB106.7 million was refunded in full. This demonstrates that the refund provisions are both real and enforceable.

The Company acknowledges that once it becomes economically committed to acquiring specific equipment or once payments become non-refundable, future payments will be classified as investing cash outflows in accordance with ASC 230-10-45-13c. However, as of the reporting date, no such commitments had been made. Therefore, the Company believes the classification of these cash flows as operating is appropriate and consistent with U.S. GAAP.

Please contact me at (852) 3923 1187, Alex Weniger-Araujo at (212) 407 4063, Terry Bokosha at (212) 407 4912 or Benjamin Yao at (852) 3923 1154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin

cc: Jin Xu, Chief Executive Officer, Golden Heaven Group Holdings Ltd.